January 16, 2014

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Eco-Stim Energy Solutions, Inc.
Current Report on Form 8-K
Filed December 17, 2013
File No. 0-31104

Ladies and Gentlemen:

Set forth below are the responses of Eco-Stim Energy Solutions, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 13, 2014, with respect to Current Report on Form 8-K, File No. 0-31104, filed with the Commission on December 17, 2013 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Current Report on Form 8-K unless otherwise specified. The Company is concurrently filing with the Commission via EDGAR a revised Current Report on Form 8-K (the “Revised 8-K”). Page references in the Company’s responses are to the Revised 8-K.

Securities and Exchange Commission

January 16, 2014

Current Report on Form 8-K filed December 17, 2013

Form 10 Disclosure, page 10

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Recent Developments, page 14

1.	Please file the June 2013 purchase order with YPF and the October 2013 purchase agreement referenced in this section as material exhibits. To the extent material, please file the three additional field management projects referenced in the last sentence of the first paragraph of this section. Please also file the August 2013 agreement with Geo-Texture technologies. Please see Item 601(b)(10) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have filed the June 2013 purchase order and October 2013 purchase agreement as exhibits 10.4 and 10.5, respectively, to the Revised 8-K. We do not believe the three field management agreements are required to be filed as they were entered into in the ordinary course of business and are not material to the Company. Additionally, the August 2013 agreement (the “Geo-Texture Agreement”) with Geo-Texture Technologies, Inc. (“Geo-Texture”) is not required to be filed pursuant to Item 601(b)(10) as it is not material to the Company and involved only the purchase of current assets having a determinable market price, at such price. Additional information regarding the Geo-Texture Agreement is provided below in Response 6.

Liquidity and Capital Resources, page 16

Assets and Liabilities, page 17

2.	Please revise your Management’s Discussion and Analysis to describe the material terms of the convertible debt issued in February 2013. In this regard, we note your disclosure on page F-18 in Exhibit 99.1. Please also file this convertible note payable agreement as an exhibit.

RESPONSE: We acknowledge the Staff’s comment but do not believe disclosure describing the material terms of the convertible debt is required as 100% of these securities were converted into the common stock of FracRock International, Inc., a Delaware corporation, and are no longer outstanding as of October 4, 2013.

Executive Compensation, page 22

3.	You disclose on page 30 that “[e]ffective December 13, 2013, we changed our fiscal year end from March 31 to December 31.” Please revise your disclosure in this section to disclose the following periods in the summary compensation table: April 1, 2013 to December 31, 2013. Please see Interpretive Response 1.05 available at http://www.sec.gov/divisions/corpfin/ guidance/execcomp402interp.htm and Regulation S-K Compliance and Disclosure Interpretation 217.11, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Securities and Exchange Commission

January 16, 2014

RESPONSE: We acknowledge the Staff’s comment and will include a revised summary compensation table in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) that will account for the transition period of April 1, 2013 to December 31, 2013 as provided for under Section 1360.2 of the Division of Corporation Finance’s Financial Reporting Manual.

Certain Relationships and Related Party Transaction, and Director Independence, page 25

4.	Please file the sub-lease agreement with Geo-Texture as a material exhibit. Please see Item 601(b)(10) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment but do not believe the Geo-Texture Agreement is required to be filed pursuant to Item 601(b)(10) as it is not material to the Company in amount or significance.

5.	Please provide the information required by Item 404(a)(3) and (a)(4) for the acquisition of intellectual property from Geo-Texture Technologies, LLC.

RESPONSE: We acknowledge the Staff’s comment but do not believe this disclosure is required pursuant to Item 404(d)(1) of Regulation S-K as the acquisition agreement does not meet the materiality thresholds prescribed therein.

6.	You disclose on page 4 that “Frac Rock International, Inc., a British Virgin Island company (“FRIBVI”), was founded by Bjarte Bruheim, Jon Christopher Boswell, Carlos Fernandez and Craig Murrin.” You also disclose in this section that Mr. Bruheim is a majority shareholder of Geo-Texture Technologies. Please provide the information required by Item 404(c) of Regulation S-K as it pertains to the acquisition of intellectual property from Geo-Texture Technologies. Please see Item 404(d)(2) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on page 31 of the Revised 8-K to provide the information required by Item 404(c) of Regulation S-K as it pertains to the acquisition of intellectual property (the “Geo-Texture Acquisition”) from Geo-Texture and note the following as it relates to the disclosure required by Item 404(c) of Regulation S-K. Mr. Bruheim (a “promoter” as defined under Rule 405 of the Securities Act of 1933, as amended) was one of the founders of FracRock International, Inc., a British Virgin Island company (“FRIBVI”), and currently serves as the Chairman of the Board of the Company. Mr. Bruheim is also the majority shareholder of Geo-Texture.

Securities and Exchange Commission

January 16, 2014

On August 29, 2013, Geo-Texture sold all of its intangible assets (the “Geo-Texture Acquisition”) to New Energy Ventures, Inc. (n/k/a FracRock International, Inc.)(“NEV”), a Delaware corporation then-controlled by third parties unrelated to either Mr. Bruheim, FRIBVI or Geo-Texture, for consideration of 250,000 shares of NEV common stock (166,667 of which were attributable to Mr. Bruheim) valued at $0.01 per share ($2,500). At the time of this transaction, NEV was a company with no assets or operational history. At the time of the Geo-Texture Acquisition, FRIBVI was negotiating with NEV a contingent and definitive documentation to merge into NEV, subject to certain conditions and events. The closing of the contemplated merger between NEV and FRIBVI was in no way guaranteed due to the nature of the conditions precedent, the fact definitive documentation was still being negotiated and given that the merger was subject to approval by the shareholders and Board of Directors for both companies.

Also in August 2013, and prior to the Geo-Texture Acquisition, NEV sold shares of its common stock to investors, including Mr. Bruheim, for $0.01 per share. Given that Geo-Texture sold its intangible assets to NEV in exchange for 250,000 shares of common stock of NEV with no guarantee that the merger in question would close, the purchase price was accounted for at the then-current price of NEV’s common stock, or $0.01 per share. As such, the value of the intangible assets acquired in the Geo-Texture Acquisition was determined by the Company to be $2,500 based on the circumstances described above.

Item 5.03 – Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year, page 30

7.	We note your disclosure stating that you intend to file a Form 10-K which will cover the nine month period from April 1, 2013 to December 31, 2013. Please tell us more about your plans to file a Form 10-K covering an abbreviated period. As part of your response, please tell us whether you also plan to file audited financial statements covering the fiscal year ended December 31, 2013.

RESPONSE: We acknowledge the Staff’s comment and will file our 2013 Form 10-K as our transition report, which will include audited financial statements for the fiscal year ended December 31, 2013.

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Securities and Exchange Commission

January 16, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452 or Matthew B. Wiener at (713) 213-3531.

Very truly yours,

ECO-STIM ENERGY SOLUTIONS, INC.

By:	/s/ Jon Christopher Boswell
Name:	Jon Christopher Boswell
Title:	Chief Executive Officer

Enclosures

cc:	Matthew B. Wiener (Vinson & Elkins)